UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29260Y 10 9

(CUSIP Number)

Robert Hilton

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor,

Beverly Hills, CA 90210

(310) 285-9000

With copies to:

Jonathan Pavlich

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park, New York, NY 10036

(212) 872-8013

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260Y 10 9	13D	Page 2 of 4

Explanatory Note

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 13, 2021 (as amended, the “Schedule 13D”), related to the shares of Class A Common Stock, par value $0.00001 per share, of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

OpenBet and IMG Arena Acquisitions

On November 11, 2024, WME IMG, LLC (“Transferor”), an indirect controlled subsidiary of the Issuer, entered into a transaction agreement (the “Transaction Agreement”), with OB US Parent, LLC (“OpenBet”) and IMG Arena US Parent, LLC (“IMG Arena” and, together with OpenBet, collectively, the “Companies”) and OB Global Holdings LLC (“Acquiror”), an entity affiliated with Mr. Emanuel and certain members of OpenBet management. Pursuant to the Transaction Agreement, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Acquiror will acquire all outstanding equity interests in the Companies for consideration valued at approximately $450 million (the “Acquisitions”), subject to certain adjustments, consisting of (i) a $100 million cash payment, subject to specified adjustments as set forth in the Transaction Agreement, and (ii) an unsecured promissory note with a make-whole value of approximately $350 million upon the occurrence of certain events, including a voluntary prepayment or a change of control of Acquiror, substantially in the form attached to the Transaction Agreement (the “Seller Note”).

The Transaction Agreement contemplates that the parties will enter into the Seller Note and certain other ancillary agreements as of the consummation of the Acquisitions (the “Closing”), including a transition services agreement, pursuant to which Transferor will provide specified services and licenses to Acquiror following Closing in connection with Acquiror’s operation of the Companies. In addition, Acquiror entered into an equity commitment letter with respect to funds to be made available to Acquiror by Mr. Emanuel or an affiliate of Mr. Emanuel to support the working capital needs of the Companies following the Closing.

The closing of the Acquisitions is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) obtaining applicable gaming authority approvals, (iii) the absence of any order or legal requirement that enjoins, restrains or otherwise prevents the consummation of the Acquisitions and (iv) the consummation of the pre-closing reorganization contemplated by the Transaction Agreement.

The Transaction Agreement contains customary representations, warranties and covenants of the parties thereto. Between the date of the Transaction Agreement and the earlier of the Closing and the termination of the Transaction Agreement, subject to certain exceptions, the parties have agreed to certain covenants, including covenants regarding the operation of the Companies and their subsidiaries, receipt of approvals required by applicable gaming regulatory authorities, and the use of reasonable best efforts to promptly obtain other necessary regulatory approvals, subject to certain exceptions.

Acquiror is subject under the Transaction Agreement to limited indemnification obligations in favor of Transferor in connection with breaches of representations and warranties, breaches of post-closing covenants and assumed liabilities.

The Transaction Agreement includes customary termination provisions for both the Acquiror and Transferor, whereby the parties may terminate (i) by mutual written consent, (ii) if the closing of the Acquisitions has not occurred by April 2, 2025, as may be adjusted under the Merger Agreement, (iii) following a permanent legal prohibition on consummating the Acquisitions, (iv) following a breach by the other party of its covenants contained in the Transaction Agreement that would result in a failure of a condition to closing of the Acquisitions that is either incapable of being cured, or, if curable, has not been cured by a specified date, and (v) if the Merger Agreement is terminated in accordance with its terms.

CUSIP No. 29260Y 10 9	13D	Page 3 of 4

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, which is filed as Exhibit 99.1 to this Amendment No. 9 and is hereby incorporated into this Item 4 by reference.

The parties expect to consummate a further transfer and sale of IMG ARENA in a private transaction following the Closing.

Exploration of Strategic Acquisitions

Mr. Emanuel and certain of his affiliates are also discussing and exploring, and expect to continue to discuss and explore, various potential acquisitions with respect to the events assets of the Issuer. Mr. Emanuel currently intends to, either directly or through an affiliate, submit one or more proposals (which could also lead to one or more subsequent revised or different proposals) that could result in Mr. Emanuel and/or his affiliates acquiring events assets of the Issuer. There can be no guarantee that Mr. Emanuel or his affiliates will make any such proposal, and if any such proposal is made, Mr. Emanuel can provide no assurances that he or his affiliates will successfully consummate any proposed transaction.

Mr. Emanuel and/or his affiliates intend to engage in communications, discussions and negotiations with members of management and of the board of directors, and their legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; and current or prospective stockholders of the Issuer; and other relevant parties, regarding the various acquisitions that may from time to time be under consideration by Mr. Emanuel and/or his affiliates. To facilitate their consideration of such matters, Mr. Emanuel and/or his affiliates have recently, or intend to, retain consultants and advisors and enter into discussions with potential sources of capital and other third parties. Mr. Emanuel and/or his affiliates may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 above is hereby incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description

99.1	Transaction Agreement, dated November 11, 2024, by and among WME IMG, LLC, OB US Parent, LLC, IMG Arena US Parent, LLC and OB Global Holdings LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, dated November 12, 2024, filed by the Issuer).

CUSIP No. 29260Y 10 9	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel

By:	/s/ Patrick Whitesell
Name: Patrick Whitesell

Endeavor Executive Holdco, LLC

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel
Title:	Director

Endeavor Executive PIU Holdco, LLC

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel
Title:	Director

Endeavor Executive II Holdco, LLC

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel
Title:	Director